February 11, 2020

Wenhui Xiong
Chairman and Chief Executive Officer
Newborn Acquisition Corp
Room 801, Building C
SOHO Square, No. 88
Zhongshan East 2nd Road, Huangpu District
Shanghai, 200002, China

       Re: Newborn Acquisition Corp.
           Amendment No. 1 to
           Registration Statement on Form S-1
           Filed February 4, 2020
           File No. 333-235788

Dear Mr. Xiong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Form S-1 filed February 4, 2020

Use of proceeds, page 40

1. Please revise to clarify your statement on page 41 that "all public shareholders who vote against the amendment of [the investment management trust agreement] will be granted the right to convert their ordinary shares into their pro rata share of the aggregate amount then on deposit in the trust account" in light of your statement on page 27 that you "will offer each public shareholder the option to vote in favor of a proposed [amendment to the investment management trust agreement], and still seek conversion of his, her or its public shares."
 Wenhui Xiong
Newborn Acquisition Corp
February 11, 2020
Page 2



Exhibits 4.5 and 4.6, page II-2

2. We note that the Warrant Agreement filed as Exhibit 4.5 and the Rights Agreement filed as Exhibit 4.6 provide that the Company and Warrant Agent and the Company, respectively, agree that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of
         New York or the United States District Court for the Southern District of New York, and
         irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." If these provisions require investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the
         Southern District of New York, please disclose such provision in your registration statement, and disclose whether the provision applies to actions arising under the
         Securities Act or Exchange Act. If the provisions are not intended to bind investors in this offering please revise the agreements to so clarify. If the provisions apply to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If the provisions do not apply to actions arising under the Securities Act or
         Exchange Act, please also ensure that the above agreements state this clearly.
        You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859
with any other questions.



FirstName LastNameWenhui Xiong                                  Sincerely,
Comapany NameNewborn Acquisition Corp
                                                                Division of
Corporation Finance
February 11, 2020 Page 2                                        Office of Real
Estate & Construction
FirstName LastName